Partnership Agreement

This Partnership Agreement (the "Agreement") is made on the 18th day of January 2024, by and between:

Avvenire Electric Vehicle Intl. Corp. ("Avvenire"), a corporation organized and existing under the laws of the State of Nevada, USA, with its principal place of business located at 8335 Hwy 35, Clarington, Ontario, Canada.

Daymak International Inc. ("Daymak"), a corporation organized and existing under the laws of the Province of Ontario, Canada, with its principal place of business located at 15 Curity Ave, Toronto, Ontario, Canada, and an assembly plant for light electric vehicles.

Recitals

WHEREAS, Avvenire is engaged in the design, manufacture, and sale of state-of-the-art electric vehicles;

WHEREAS, Daymak is Canada's #1 distributor of light electric vehicles, has sold over 100,000 electric vehicles, has exported products to over 25 countries, and operates an assembly plant capable of assembling light electric vehicles;

WHEREAS, the parties wish to enter into a partnership whereby Daymak will assemble, make available, and sell Avvenire's electric vehicles and leverage its dealer network for distribution;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

Scope of Partnership:

Daymak shall assemble, make available, and sell Avvenire's electric vehicles through its network of dealers.

Daymak shall provide service for Avvenire vehicles within the territories covered by its dealers.

Terms of Delivery and Assembly:

Avvenire will provide Daymak with the final specifications for the electric vehicles to be assembled by a date to be mutually agreed upon by both parties. These specifications will detail the vehicle delivery to Daymak's assembly plant, assembly processes, timelines, quality control measures, and any other relevant information necessary to maintain the assembly of Avvenire's electric vehicles. At that point Daymak will quote the costs for the fees for it's services and Avvenire will quote pricing for units to be sold to Daymak

Distribution:

Daymak agrees to make available and sell Avvenire vehicles through its network of over 200 dealers. Specific terms regarding distribution, including dealer obligations and distribution targets, will be provided in a detailed distribution agreement to be mutually agreed upon at a later date when pricing and costing will be finalized.

Financial Terms:

The financial arrangements, including but not limited to assembly fees, distribution commissions, and service charges, will be detailed in a financial agreement to be mutually agreed upon upon finalizing the costing of each product.

Intellectual Property:

Each party retains all rights to any intellectual property owned by them. Any use of the other party's intellectual property shall be subject to a separate written agreement.

Term and Termination:

This Agreement shall commence on the date first above written and shall continue in effect for a term of 3 years, unless earlier terminated by either party upon within written 90 days notice in writing by mail and email.

Signatures:

This Agreement may be executed in counterparts, each of which shall be deemed an original, and which together shall constitute one and the same agreement.
IN WITNESS WHEREOF, the parties hereto have executed this Partnership Agreement as of the date first above written.

Avvenire Electric Vehicle Intl. Corp.

By: Dr. Eross

Signature: Date: Jan.18,2024

Daymak International Inc.
By: Aldo Baiocchi

Signature: Date: Jan.18,2024